As filed with the Securities and Exchange Commission on October 7, 2009
Registration No. 333-161754

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PET DRX CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	56-2517815
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)
215 Centerview Drive
Suite 360
Brentwood, Tennessee 37027
(615) 369-1914
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

George A. Villasana
Executive Vice President
General Counsel and Secretary
Pet DRx Corporation
215 Centerview Drive
Suite 360
Brentwood, Tennessee 37027
(615) 369-1914
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:
Richard H. Miller
Eliot W. Robinson
Bryan Cave LLP
1201 West Peachtree Street NW
Fourteenth Floor
Atlanta, Georgia 30309
(404) 572-6600

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
     Pursuant to Rule 429 under the Securities Act, the prospectus included in this registration statement is a combined prospectus relating to the 458,333 shares of common stock registered hereby and 7,187,500 shares of common stock that were previously registered pursuant to a registration statement on Form S-1, No. 333-126650. The registration fee for the shares covered by such earlier registration statement have been previously paid.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, Dated October 7, 2009

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
7,645,833 Shares of Common Stock
     We are temporarily reducing the exercise price of 7,645,833 warrants issued in connection with our initial public offering in March 2006 to $                     per share of our common stock, par value $0.0001 per share.
     This prospectus relates to 7,187,500 shares of our common stock, par value $0.0001 per share, which are issuable upon the exercise of our 7,187,500 publicly traded warrants (the “public warrants”). We issued the public warrants in our initial public offering pursuant to a prospectus dated March 17, 2006. This prospectus also relates to 458,333 shares of our common stock issuable upon the exercise of 458,333 warrants (the “founding director warrants”) that we sold to certain of our founding directors and stockholders in a private placement in connection with our initial public offering in March 2006. We refer to the public warrants and founding director warrants collectively as the “IPO warrants.” Except during the reduced exercise price window described below, the exercise price of the IPO warrants is $6.00 per share of common stock underlying the IPO warrants, subject to adjustment. We will receive proceeds from any exercise of the IPO warrants but not from any sale of the underlying common stock. The IPO warrants expire on March 17, 2010, or earlier upon redemption. With the exception of additional transfer and redemption restrictions, the terms of the founding director warrants are identical to the terms of the public warrants.
     This prospectus also relates to the temporary modification of the exercise price of the IPO warrants. In accordance with the terms of the agreement that governs the terms of the IPO warrants, we have amended the IPO warrants to temporarily reduce the exercise price. Commencing on the date of this prospectus through and until 5:00 p.m. Denver time on                     , 2009 (the “reduced exercise price window”), the exercise price of the IPO warrants will be temporarily reduced to $                     per share. At the conclusion of the reduced exercise price window, the exercise price of the IPO warrants will revert back to their original exercise price of $6.00 per share. We have not amended any other term or condition relating to the IPO warrants or their exercise.
     If all of the IPO warrants are exercised prior to the conclusion of the reduced exercise price window, we will receive proceeds of approximately $                     before deducting expenses estimated at $125,000.
     Our common stock is quoted on the Nasdaq Capital Market under the symbol “VETS.” As of                     , 2009 the closing price of our common stock was $                     as reported by the Nasdaq Capital Market. Our public warrants are traded on the Nasdaq Capital Market under the symbol “VETSW.” As of                     , 2009 the closing price of our public warrants was $                     as reported by the Nasdaq Capital Market.

     Our principal executive offices are located at 215 Centerview Drive, Suite 360, Brentwood, Tennessee 37027. We can be contacted at (615) 369-1914.
     Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 1 for a discussion of information that should be considered before buying the securities offered by this prospectus.
     Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is October ___, 2009

ii

iii

As used in this prospectus, “we”, “us”, “our”, “Pet DRx”, the “Company” and words of similar import refer to Pet DRx Corporation (formerly known as Echo Healthcare Acquisition Corp.) and, except where the context otherwise requires, each of our subsidiaries, including Pet DRx Veterinary Group, Inc. (“PVGI”), the entity we acquired by merger on January 4, 2008.
RISK FACTORS
     You should consider carefully the following risk factors as well as other information in this prospectus or incorporated by reference in this prospectus before investing in any of our securities. If any of the following risks actually occur, our business, operating results and financial condition could be adversely affected. This could cause the market price of our common stock to decline, and you may lose all or part of your investment.
Risks Related to Our Business
We have a history of losses and may incur losses in the foreseeable future.
     We do not have a significant operating history upon which potential investors may assess future performance. PVGI acquired its first two veterinary hospitals in September 2004 and acquired additional veterinary hospitals throughout 2005, 2006 and 2007. We also acquired a veterinary hospital in 2008. We have only incurred losses to date. We are continuing to develop its operational infrastructure and face additional risks similar to those of other businesses with limited operating history. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. Operating results may also vary depending on a number of factors, many of which are outside our control, including:
•	changes in pricing policies or those of our competitors;

•	the hiring and retention of key personnel;

•	fluctuation in costs related to acquisitions of businesses;

•	wage and cost pressures;

•	availability of facilities that are suitable for acquisition;

•	viability of the hub and spoke model;

•	hiring and retention of veterinarians;

•	increased competition and pricing pressure;

•	seasonal and general economic factors, including a recession or economic slowdown; and

•	level of personal discretionary spending.
We have substantial indebtedness which requires a significant amount of cash to service. We may not be able to generate or raise sufficient cash to meet our debt service obligations, and these obligations will reduce the amount of cash available to operate and expand our business.
     We have, and will continue to have, a substantial amount of debt, including debt incurred as a result of financing acquisitions and the senior notes described below (See “Risk Factors - We may not be able to pay our obligations with respect to our senior notes upon maturity, prepayment or redemption”). Our substantial amount of debt requires us to dedicate a significant portion of our cash flow from operations to pay down our indebtedness and related interest, thereby reducing the funds available to use for working capital, capital expenditures, acquisitions and general corporate purposes. Because interest on the senior notes is payable by increasing the principal amount of the senior notes, our interest payments on the senior notes will not affect cash flow. However, interest on the senior notes will increase our interest expense and thereby impact net earnings (loss).
     Our ability to make payments on our debt, pay our expenses and fund acquisitions will depend upon our ability to generate cash in the future. Insufficient cash flow could place us at risk of default under our debt agreements which could result in the acceleration of the maturity of our debt obligations and could prevent us from paying fixed costs or expanding our business as planned. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations, our strategy to increase operating efficiencies may not be realized and future borrowings may not be available in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. Our debt comes due in various amounts between 2010 and 2013. In order to meet our debt obligations, we may need to refinance all or a portion of our debt. We may not be able to refinance any of our debt on commercially reasonable terms or at all.
We may not be able to pay our obligations with respect to our senior notes upon maturity, prepayment or redemption.
     In the first quarter of 2009, we issued an aggregate original principal amount of $6.5 million of our 12% senior secured convertible notes (the “senior notes”). The terms of the senior notes require us to pay a premium of 184% of the original principal amount of the senior notes (in addition to the repayment of the then-outstanding principal amount and accrued but unpaid interest) (i) upon any repayment of the senior notes at maturity, (ii) if accelerated upon the occurrence of an “event of default” (as defined in the senior notes), or (iii) upon any redemption or prepayment of the senior notes prior to maturity. Accordingly, the amount due upon maturity, prepayment or redemption of the $6.8 million principal amount of senior notes outstanding as of the date of this report will be approximately $18.9 million after giving effect to such premium, but before giving effect to future increases in the principal amount outstanding as payment-in-kind of the interest on the outstanding senior notes. After giving effect to payment-in-kind of interest on the senior notes by increasing the outstanding principal through maturity, the amount due on maturity of the senior notes at January 21, 2013 would be approximately $22.4 million. We do not currently have the resources to pay the full redemption price in cash, and anticipate that we would need to refinance such debt prior to its maturity or redemption. We have not established a sinking fund for payment of our obligations under the senior notes, nor do we anticipate doing so.
Our debt instruments may adversely affect our ability to run our business.
     Our substantial amount of debt, as well as the guarantees of our subsidiaries and the security interests in our assets and those of our subsidiaries, could impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities. For example, our debt instruments contain certain restrictions that:
•	limit our ability to borrow additional funds or to obtain other financing in the future for working capital, capital expenditures, acquisitions, investments or general corporate purposes;

•	limit our ability to dispose of our assets, create liens on our assets or to extend credit;

•	make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions;
     If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer.
The issuance of the senior notes and related financing warrants will impact net earnings (loss) going forward.
     We recorded $3.6 million as a debt discount to the senior notes. Additionally, we also recorded approximately $930,000 of fees and expenses related to the sale of the senior notes, as a debt discount as well. We are amortizing these amounts over the life of the senior notes. Additionally, we are accounting for the 184% debt discount as a loan accretion, by which we are charging the accretion to interest expense, which amounts to approximately $12.0 million, over the life of the loan. Interest on the senior notes is paid by increasing the principal amount of the senior notes, which will increase our interest expense going forward. Furthermore, a number of the holders of outstanding “seller notes” agreed to a “standstill” provision contemplated by the loan documentation in exchange for warrants and/or a higher interest rate on their notes, which will also increase our interest expense going forward.

Galen and Camden, investors in the senior notes, may have the ability to significantly influence our business and affairs.
     A representative of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (collectively, “Camden”) and a representative of Galen Partners IV, L.P., Galen Partners International IV, L.P. and Galen Employee Fund IV, L.P. (collectively, “Galen,” and together with Camden, collectively, the “lead investors”) serve on our board of directors. In addition, the lead investors currently hold a significant principal amount of the issued and outstanding senior notes, and accordingly, control our ability to obtain consents, waivers and amendments with respect to the loan documentation and covenants contained therein. In addition, the lead investors are each substantial shareholders in our company.
We may be unable to effectively execute our growth strategy which could cause our margins and profitability to decline. Even if we are able to effectively execute our growth strategy, the growth of the business may put a strain on the business, and we may not achieve desired economies of scale.
     Our success depends in part on our ability to build on our position as a leading animal healthcare services company through selective acquisitions of established animal hospitals and internal growth initiatives. If we cannot implement or effectively execute this strategy, our results of operations may be adversely affected. We intend, as part of our growth strategies, to acquire additional veterinary hospitals. We may not be able to attract or compete successfully for prospective acquisition candidates or achieve sufficient “cluster” hospitals in any market we may target in order to achieve targeted efficiencies. In addition, acquisitions may take longer than anticipated or may not be cost effective.
     Results of operations may be materially adversely affected if we are unable to manage our growth effectively, which may increase costs of operations and hinder our ability to execute our business strategy. Our internal revenue growth from new services and pet pharmaceuticals as well as our expected cost savings may not develop as anticipated, and reduction in our expected rate of internal growth may cause our revenue and margins to decrease from management’s expectations. Expected growth may place a significant strain on management and operational systems and resources. If our business grows, we will need to improve and enhance our overall financial and managerial controls, reporting systems and procedures, and expand, train and manage our workforce. We will also need to increase the capacity of current systems to meet additional demands.
     Even if we effectively implement our growth strategy, we may not achieve the presently targeted internal growth and the growth may be below historical rates. Any reductions in the rate of internal growth may cause revenues and margins to decrease. Investors should not assume that the historical growth rates and margins are reliable indicators of results in future periods.
Failure to satisfy covenants in our debt instruments will cause a default under those instruments.
     In addition to imposing restrictions on our business and operations, some of our debt instruments include a number of covenants imposing restrictions on our business and operations, and we may borrow money on terms requiring us to meet financial ratios and other tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants would result in a default under these instruments. An event of default would permit our lenders and other debtholders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. Moreover, these lenders and other debtholders would have the options to terminate any obligation to make further extensions of credit under these instruments. If we are unable the repay debt to our senior lenders, these lenders and debtholders could proceed against our assets.
Incurring substantial amounts of debt could adversely affect our financial condition.
     Leverage. We have and may continue to utilize a leveraged capital structure to, among other things, fund our operations. We have issued promissory notes and other forms of debt in connection with past acquisitions and may likely do so in the future. As a result, we are, and in the future may be, subject to the risks normally associated with debt financing, including, (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) the risk that existing debt (which will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancings will not be as favorable to us, and (iii) the risk that necessary capital expenditures will not be able to be financed on favorable terms or at all.
     Risk of Rising Interest Rates. While currently all of our debt bears interest at a fixed rate, we may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance our debt at higher rates. By its very nature, a variable interest rate will move up or down based on changes in the economy and other factors, all of which are beyond our control. Accordingly, there can be no assurance that such rates will not rise significantly and, consequently, that we would be required to pay more interest than is anticipated. A significant increase in market interest rates could jeopardize our ability to pay required debt service on loans and could possibly result in a default under the loan and/or foreclosure.
     Limitations on Debt. Our second amended and restated certificate of incorporation does not contain any limitation on the amount of indebtedness we may incur. Accordingly, we could become more leveraged, resulting in an increase in debt service that could increase the risk of default on our indebtedness.
Our business strategy includes growth through acquisitions, which involve special risks that could increase expenses, and divert the time and attention of management. Difficulties integrating new acquisitions may impose substantial costs and disrupt our business, which could adversely affect our financial condition, results of operations, cash flows and prospects.
     As part of our business strategy, we have in the past acquired veterinary hospitals. We expect to continue to acquire animal hospitals. Acquisitions involve a number of special risks and challenges, including:
•	diversion of management’s attention from our existing business;

•	integration of acquired veterinary hospitals and employees into our existing business, including coordination of geographically dispersed operations, which can take longer and be more complex than initially expected;

•	dependence on retention, hiring and training of key personnel, including specialists;

•	loss or termination of employees, including costs associated with the termination of those employees;

•	dilution of then-current stockholders’ percentage ownership;

•	dilution of earnings if synergies with the acquired veterinary hospitals are not achieved;

•	inability to generate sufficient revenue and profitability to offset acquisition or investment costs;

•	assumption of liabilities of the acquired businesses, including costly litigation related to alleged liabilities of the acquired businesses; and

•	risk of impairment charges related to potential write-down of acquired assets in future acquisitions.
     Acquisitions of veterinary hospitals are inherently risky and create many challenges. Future acquisitions may not achieve the desired objectives. If we fail to properly evaluate and execute acquisitions or investments, our financial condition, results of operations, cash flows and prospects may be seriously harmed.
     We may be unsuccessful in the integration of the acquired businesses that are new to our operations. The process of integration may require a disproportionate amount of the time and attention of management, which may distract management’s attention from its day-to-day duties. During these periods, there may be less attention directed to marketing efforts or staffing issues, which could affect our revenue and expenses. In addition, any interruption or deterioration in service resulting from an acquisition may result in a customer’s decision to stop doing business with us. Any difficulties in the integration process could result in increased expense, loss of customers and a decline in profitability or an increase in exiting losses. We have experienced delays and increased costs in integrating acquired businesses. We also could experience delays in converting the systems of acquired businesses into our systems, which could result in increased staff and payroll expense as well as delays in reporting our results, both for a particular region and on a consolidated basis. Further, the legal and business environment prevalent in new territories and with respect to new businesses may pose risks that we do not anticipate and could adversely impact our ability to integrate newly acquired operations. For all of these reasons, our historical record in integrating acquired businesses is not a reliable indicator of our ability to do so in the future. If we are not successful in timely and cost-effectively integrating future acquisitions, it could adversely affect our financial condition, results of operations, cash flows and prospects.
The termination or failure to renew a lease or sublease for a veterinary hospital facility would require us to relocate such hospital to a different facility and make substantial capital expenditures, which could disrupt our business and adversely impact our results of operations, cash flows and financial condition.
     The majority of our veterinary hospital facilities are leased or subleased. Certain of these leases or subleases are on a month-to-month basis or do not include a renewal option. We may be unable to renew these leases or subleases upon termination or expiration on terms acceptable to us or at all. Higher lease costs could adversely impact our results of operations, cash flows and financial condition. Failure by a lessor or sublessor to renew an existing lease or sublease could require us to relocate to a different facility which could disrupt our business and require us to make significant capital expenditures for leasehold improvements which could adversely impact our results of operations, cash flows and financial condition.
Loss of key personnel could adversely affect our business.
     Our results of operations will depend, in part, on our ability to attract and retain highly qualified directors, executive officers, veterinarians and other employees. We may not be able to continue to attract and retain highly qualified persons for such positions, which could have a material adverse effect on us.
Due to the fixed cost nature of our business, fluctuations in our revenue could adversely affect its operating income.
     A substantial portion of our expenses, particularly rent and personnel costs, are relatively fixed costs and are based in part on expectations of revenue. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in our revenue. Accordingly, shortfalls in revenue may adversely affect our operating income.
Demand for certain products and services, including animal vaccinations, may decline, which could have a material adverse effect on our financial condition, results of operations, cash flows and prospects.
     Demand for vaccinations will be impacted in the future as protocols for vaccinations change. Some professionals in the industry have recommended that vaccinations be given less frequently. In the summer of 2003, the Centers for Disease Control and Prevention updated a publication on animal vaccinations, which called for less frequent canine revaccinations. The study concluded that some vaccinations remain effective for periods of three to five years, suggesting that veterinarians should decrease the frequency of vaccinations. Our veterinarians establish their own vaccine protocols. Some of our veterinarians have changed their protocols and others may change their protocols in light of such recent and/or future literature. A decrease in the frequency of revaccinations and the related revenue could adversely affect our results of operations.
     The frequency of customer visits to our animal hospitals may also decline. We believe that the frequency of visits is impacted by several trends in the industry. Pet-related products, including medication prescriptions, traditionally sold at animal hospitals, have become more widely available in retail stores and other channels of distribution, including the internet. Client visits may also be negatively impacted as a result of preventative care and better pet nutrition. If demand for retail products, vaccinations or for our services generally decline, the frequency of visits may decline which may result in a reduction in revenue, which could have a material adverse effect on our financial condition, results of operations, cash flows and prospects.
Further economic downturn could materially adversely affect our business and recessionary economic conditions may reduce demand for our services.
     Our business may be materially adversely affected by negative trends in the general economy that reduce consumer spending. Our business depends on the ability and willingness of animal owners to pay for its services. This dependence could make us more vulnerable to any reduction in consumer confidence or disposable income as compared to companies in other industries that are less reliant on consumer spending, such as the human health care industry, in which a large portion of payments are made by insurance programs. The current financial crises and related economic uncertainty may have a significant impact on our revenue and profitability. Other veterinary care providers similar to us have recently reported a decline in demand for their veterinary services due, in part, to present economic conditions. If demand for our veterinary services similarly declines, our operating results will be negatively impacted. In addition, declines in our profitability could result in a charge to earnings for the impairment of goodwill, which would not affect our cash flow but could decrease our earnings, and our stock price could be adversely affected. Additionally, many of the effects and consequences of the global financial crisis currently are unknown, and may have a material adverse effect on our liquidity and capital resources, including our ability to refinance our existing long-term debt, raise additional capital if needed, and may negatively impact our business and financial results.
Goodwill and other intangible assets comprise a significant portion of our total assets. We must test our intangible assets for impairment at least annually, which may result in a material, non-cash write down of goodwill and could have a material adverse impact on our results of operations and stockholders’ equity.
     Goodwill and indefinite-lived intangibles are subject to impairment assessments at least annually (or more frequently when events or circumstances indicate that an impairment may have occurred) by applying a fair-value based test. These impairment assessments may result in a material, non-cash write-down of goodwill. An impairment could have a material adverse impact on our results of operations and stockholders’ equity.
     During the fourth quarter of 2008, we recorded a goodwill impairment of $4.0 million and an impairment of $0.6 million of certain long-lived assets at two of our animal hospitals. The factors that caused us to record the impairments were the loss of key veterinarians and increased competition in the area of those animal hospitals. The fair market valuation of the reporting units was based on an income and market approach.
Shortages of skilled veterinarians may cause us to experience hiring difficulties which could result in a disruption of our business.
     As the pet population continues to grow, the need for skilled veterinarians continues to increase. If we are unable to retain an adequate number of skilled veterinarians, we may lose customers, our revenue may decline and we may need to sell or close animal hospitals. At December 31, 2008, there were 28 veterinary schools in the country accredited by the American Veterinary Medical Association. These schools graduate approximately 2,100 veterinarians per year. There is a shortage of skilled veterinarians in some regional markets in which we operate animal hospitals. During shortages in these regions, we may be unable to hire enough qualified veterinarians to adequately staff our animal hospitals, in which event we may lose market share and our revenues and profitability may decline.
Currently existing or newly enacted laws and regulations could restrict our business or result in significant costs and expenses. Any failure to comply with these laws and regulations could have a material adverse effect on our financial condition, results of operations, cash flows and prospects.
     We may expand our operations into states which have laws and regulations that prohibit business corporations from providing, or holding themselves out as providers of, veterinary-medical care. In those states, we will be unable to provide veterinary services or own veterinary practices. However, if we choose to enter such states, we would seek alternative structures for operating in those states, including providing management and other administrative services to veterinary practices located in these states. Although we will seek to structure our operations to comply with the veterinary medicine laws of each state in which we operate, given the varying and uncertain interpretations of these laws, we may not be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any state in which we operate could have a material adverse effect on our operations, particularly if we are unable to restructure our operations to comply with the requirements of that state.
     In addition, most states impose various registration requirements on veterinarians and veterinary hospitals. To fulfill these requirements, we are required to register each of our facilities with appropriate governmental agencies and, where required, appoint a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our clinics are required to maintain valid state licenses to practice. Any failure to comply with these laws and regulations could have a material adverse effect on our operations.
The possible widespread implementation of pet insurance could adversely affect our business, operating results and prospects.
     The possible widespread implementation of pet insurance and our operation under such insurance could impose additional fees and costs upon us and reduce the revenue from services and related items. If we do not accept such insurance or choose not to participate in pet insurance programs, it could place us at a competitive disadvantage. Acceptance of pet insurance could result in a reduction in fees or the possible imposition of caps for services. The involvement of insurance companies could also increase various administrative requirements related to the submission and processing of claims resulting in a delay in payments or disputes regarding the terms and amounts of available coverage.
We face increasing competition, including from better-established companies that have significantly greater resources, which places pressure on our pricing and which could prevent us from increasing revenue or maintaining profitability.
     The market for our products and services is intensely competitive and is likely to become even more so in the future. Many of our potential competitors have substantial competitive advantages, such as:
•	greater name recognition and larger marketing budgets and resources;

•	established marketing relationships and access to larger customer bases; and

•	substantially greater financial, technical and other resources.
     As a result, they may be able to respond more quickly and effectively than we can to new or changing opportunities or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors, and our results of operations could be adversely affected.
The costs of defending litigation and potential claims could be significant and adversely affect our results and financial condition.
     From time to time we may be involved in various claims and legal actions arising in the ordinary course of business. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our business, results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution or the costs of defending of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.
We are subject to local market risks as a result of the geographic concentration of our operations.
     Our operations currently are concentrated in the California market. This concentration makes our business subject to the health of California’s economy, as well as actual or threatened natural disasters (such as earthquakes and fires) which may disrupt the operations of our veterinarian hospitals, all of which may adversely impact our financial condition, results of operations, cash flows and prospects.
Risks Related to our Common Stock
We may not be able to maintain compliance with NASDAQ’s continued listing requirements.
     Our common stock, units and public warrants are presently quoted on the Nasdaq Capital Market (“NASDAQ”). To maintain our listing on NASDAQ, we must satisfy certain minimum financial and other continued listing standards, including, among other requirements, (i) a $1.00 minimum bid price requirement, (ii) a requirement to maintain either (a) $2.5 million minimum stockholders’ equity, (b) $500,000 minimum annual net income or (c) $35 million minimum market value of listed securities, and (ii) a majority of independent directors. Our common stock price has been below the $1.00 minimum bid requirement since November 19, 2008. NASDAQ temporarily suspended the $1.00 minimum bid requirement through July 31, 2009 and reinstated it effective as of August 3, 2009.
     On September 15, 2009, we received notification from the NASDAQ Listings Qualifications Department indicating that for the last 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share required for continued inclusion on NASDAQ as set forth in NASDAQ Marketplace Rule 5550(a)(2). In accordance with NASDAQ Marketplace Rule 5810(c) (3) (A), we have 180 calendar days, or until March 15, 2010, to regain compliance. We would achieve compliance with this requirement if at any time before March 15, 2010, the bid price of our common stock closes at $1.00 per share or more for a minimum of ten consecutive business days. If we do not regain compliance by March 15, 2010, but can demonstrate that we meet NASDAQ’s initial listing standard criteria as of that date with the exception of bid price, we may be eligible to receive an additional 180 calendar days to regain compliance. If we do not regain compliance with NASDAQ Marketplace Rule 5550(a)(2) by March 15, 2010 and do not receive an additional 180 calendar days to regain compliance, NASDAQ would provide us with written notification that our securities will be delisted from NASDAQ. In that event, we could appeal NASDAQ’s determination to delist our securities at that time.
     We have not yet determined what action, if any, we will take in response to this notice, although we intend to monitor the closing bid price of our common stock between now and March 15, 2010. We will consider available options, including the consummation of a reverse stock split, if our common stock does not trade at a level likely to result in our regaining compliance with NASDAQ Marketplace Rule 5550(a)(2). Our stockholders have approved an amendment to our second amended and restated certificate of incorporation to effect a reverse stock split at one of three reverse split ratios, 1-for-10, 1-for-15 or 1-for-20, as may be selected by our board of directors. Our board of directors has not determined to effect a reverse stock split at this time, but reserves the right to do so in accordance with the terms of the proposal approved by our stockholders. While we do not currently plan to implement a reverse stock split during the reduced exercise price window, the number of shares of common stock issuable upon exercise of each IPO warrant would be correspondingly decreased and the otherwise then applicable exercise price of the IPO warrants per share of common stock would be increased to reflect the reverse stock split.
     Effective as of July 28, 2009, Mr. Gary Brukardt retired from our board of directors. Mr. Brukardt also served on our audit committee and, accordingly, Mr. Brukardt’s retirement caused our audit committee to have only two members. As a result, we are currently noncompliant with NASDAQ Marketplace Rule 5605(c)(2)(A), which requires listed companies to have at least three audit committee members. We gave notice to NASDAQ of this non-compliance on July 30, 2009 in accordance with NASDAQ rules. On July 31, 2009, we received a NASDAQ staff deficiency letter confirming that we fail to comply with NASDAQ Marketplace Rule 5605 regarding the audit committee composition requirement as described above. The NASDAQ staff informed us that we have until the earlier of the date of our next annual shareholders meeting or July 28, 2010 to comply with this requirement. Our board expects to appoint a new independent director to become a member of the audit committee prior to the expiration of the cure period at which time we expect to be in full compliance with NASDAQ Marketplace Rule 5605(c)(2)(A). In addition, if we must record significant impairment or other charges, the Company may have difficulty maintaining its NASDAQ Capital Market listing due to the stockholders’ equity requirement.
     If the Company is unsuccessful in maintaining its NASDAQ listing, then trading in its common stock after a delisting would likely be conducted in the over-the-counter markets in the so-called “pink sheets” or the Over-The-Counter Bulletin Board and could also be subject to additional restrictions. There can be no assurance that the Company will meet the continued listing requirements for the NASDAQ Capital Market, or that it will not be delisted from the NASDAQ Capital Market in the future. The delisting of the Company’s common stock could have a material adverse effect on the trading price, liquidity, value and marketability of its common stock. In addition, certain of the Company’s outstanding convertible notes provide that the holder may demand payment in full upon the delisting of its common stock from NASDAQ.
     If our common stock is delisted, holders of IPO warrants in certain states may not be permitted to exercise their IPO warrants unless we register the exercise of the warrants under applicable state securities laws.
If our securities are delisted from NASDAQ, trading of our securities may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a holder’s ability to buy and sell our securities.

     If our securities are delisted from NASDAQ, trading of our securities may be subject to the penny stock rules. The Securities and Exchange Commission has adopted Rule 3a51-1 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities if they are delisted from NASDAQ.
     In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our equity securities, which may limit your ability to buy and sell our equity securities.
The market prices of our securities are likely to be highly volatile and subject to wide fluctuations.
     The market price of our common stock, units and warrants could be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including changes in government regulations and changes in general economic conditions.
     In addition, the market prices of our securities could be subject to wide fluctuations in response to a number of additional factors, including:
•	announcements of new products or services by our competitors;

•	demand for our services;

•	changes in the pricing policies of our competitors; and

•	changes in government regulations.
The amount of stock held by executive officers, directors and other affiliates may limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.
     Our executive officers, directors and affiliates beneficially own a majority of our voting stock. In addition, certain of these stockholders are parties to a board voting agreement pursuant to which they have each agreed for three years following the consummation of the Merger to vote shares beneficially owned by them for the election to our board of directors of (a) Robert Wallace, for so long as Mr. Wallace owns two percent or more of its fully diluted shares, (b) five designees named by the stockholders’ representatives of PVGI pursuant to the Merger Agreement, one of whom shall be the designee of Galen who shall serve as non-executive vice chairman of our board of directors, and (c) four designees named by Echo’s initial stockholders, one of whom shall include Gene Burleson.
     These stockholders can have a substantial influence on all matters requiring approval by stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in control or discouraging a potential acquirer from attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of the common stock or prevent stockholders from realizing a premium over the market price for their shares of common stock.
If our existing stockholders exercise their registration rights, it may have an adverse effect on the market price of our common stock.
     Certain stockholders are parties to registration rights agreements which entitle them to require us to register the resale of their shares of common stock under certain circumstances. The lead investors and certain of our directors and executive officers are among the parties to registration rights agreements with us. If these stockholders exercise their registration rights with respect to all of their shares of common stock, then there will be significantly more shares of common stock eligible for trading in the public market. The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.
The exercise of our outstanding warrants and/or conversion of our outstanding convertible securities will result in a dilution of our current stockholders’ voting power and an increase in the number of shares eligible for future resale in the public market which may negatively impact the market price of our stock.
     The conversion or exercise of some or all our convertible debt obligations and warrants could significantly dilute the ownership interests of our existing stockholders.
     We had outstanding warrants to purchase an aggregate of 23,870,685 shares of common stock as of August 31, 2009, including without limitation (i) the public warrants to purchase 7,187,500 shares of common stock which are offered hereby, (ii) the founding director warrants to purchase 458,333 shares of common stock subject to transfer restrictions but otherwise generally on the same terms as the public warrants, (iii) warrants to purchase 15,000,000 shares of common stock at an exercise price of $0.10 per share, which warrants were issued in connection with the private placement of the senior notes, (iv) warrants to purchase 250,000 shares of common stock at an exercise price of $0.10 per share issued to a lender, and (v) warrants to purchase up to 1,349,294 shares of common stock upon exercise of outstanding warrants originally issued by PVGI.
     The currently outstanding senior notes are convertible into 681,300 shares of common stock. In addition, the senior notes provide that the 12% interest due thereon shall be paid in additional senior notes. These additional senior notes are also convertible into common stock at $10.00 per share. Additionally, the issuance of up to 530,259 shares issuable upon conversion of convertible debentures originally issued by PVGI, as well as stock options and other awards pursuant to our incentive plans, will further dilute our existing stockholders’ voting interest.
     To the extent warrants are exercised or convertible securities converted, additional shares of common stock will be issued, which will dilute existing stockholders and increase the number of shares eligible for resale in the public market. In addition to the dilutive effects described above, the conversion or exercise of those securities would lead to a potential increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.
We expect the temporary reduction in the warrant exercise price for the IPO warrants to result in the exercise of a significant number of such warrants that otherwise would have been unlikely to have been exercised, thereby diluting the equity interests of our stockholders.
     Since the current market price of our common stock has been significantly below the original $6.00 exercise price of the warrants for some time, we believe it is unlikely that a significant number of the IPO warrants would be exercised at the original $6.00 exercise price prior to the expiration date of the IPO warrants on March 17,

2010. To the extent that the IPO warrants are in fact exercised at the reduced exercise price, our existing stockholders will experience dilution that would be unlikely to have been experienced if the $6.00 exercise price were maintained through the expiration of the warrants. The temporary reduction of the warrant exercise price for the IPO warrants does not increase the total number of shares issuable upon the exercise of the IPO warrants as set forth in the preceding risk factor.
Future financings may dilute your ownership and investment or result in the issuance of additional debt.
     We may seek additional equity or debt financings to allow us to meet our future growth, operating and/or capital requirements or to refinance our senior notes or other debt. Any equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants or other adverse terms with respect to raising future capital and other financial and operational matters. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed, which could adversely affect our financial condition, results of operations, cash flows and prospects. If we fail to arrange for sufficient capital in the future, we may be required to limit or reduce the scope of our business activities until we can obtain adequate financing.
NOTICE REGARDING FORWARD-LOOKING STATEMENTS
     Some of the statements made in this prospectus and in some of the documents that we incorporate by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements are based on current projections about operations, industry conditions, financial condition and liquidity. Words such as “may,” “should,” “plan,” “predict,” “potential,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “believe,” “may impact,” “on track,” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our businesses identify forward-looking statements. This prospectus contains many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates, and those forward-looking expectations may have changed as of the date of this prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:
•	difficulties encountered in identifying and consummating appropriate acquisitions and integrating acquired veterinary hospitals;

•	the amount of cash available to us;

•	the success of our business strategy;

•	whether certain market segments grow as anticipated;

•	management of growth;

•	hiring and retention of veterinarians;

•	general economic conditions; and

•	the competitive environment in the veterinary healthcare industry.
     The above list is not intended to be exhaustive, and there may be other factors that would preclude us from realizing the predictions made in the forward-looking statements, including those described under “Risk Factors”. We operate in a continually changing business environment, and new factors emerge from time to time. We cannot predict such factors or assess the impact, if any, of such factors on their respective financial positions or results of operations. Accordingly, you are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus.
     All subsequent written and oral forward-looking statements concerning our business or other matters addressed in this prospectus and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we do not undertake any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus, and the information that we file later will automatically update and may supersede this information. For further information about us and the securities being offered, you should refer to the registration statement of which this Prospectus is a part and the following documents that are incorporated by reference:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended by our Form 10-K/A filed April 30, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2009;

•	the description of our common stock incorporated by reference to our Form 8-A as filed with the SEC on November 1, 2005, as supplemented and amended by later filings;

•	our Current Reports on Form 8-K filed with the SEC on January 2, 2009, January 27, 2009, February 10, 2009, March 13, 2009, March 23, 2009, April 1, 2009*, April 2, 2009, May 18, 2009*, August 3, 2009, August 17, 2009*, September 4, 2009 and September 18, 2009; and

•	all documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

*	This report contains information furnished to the SEC under Items 2.02 and/or 7.01 of Form 8-K which, pursuant to General Instruction B(2) of Form 8-K, is not deemed to be “filed” for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating and will not incorporate by reference into this prospectus past or future information or reports furnished or that will be furnished under Items 2.02 and/or 7.01 of Form 8-K.
     You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address and number:
Pet DRx Corporation
215 Centerview Drive, Suite 360
Brentwood, Tennessee 37027
(615) 369-1914
Attn: General Counsel
     We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.
     We have not authorized any person to give any information or to make any representations in connection with the sale of the securities by us other than those contained in this prospectus. You should not rely on any information or representations in connection with such sales other than the information or representations in this prospectus. You should not assume that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which such offer or solicitation is unlawful.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy that information at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov.
     You may also find additional information about us at our website at http://www.petdrx.com. Information contained in our website, or any other website, does not constitute a part of this prospectus.
     We have filed a registration statement and related exhibits with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the SEC’s Public Reference Room, and you may obtain copies from the SEC at prescribed rates.
RECENT DEVELOPMENTS
     On the date of this prospectus, we reduced the exercise price of the IPO warrants to $  per share of common stock through the end of the reduced exercise price window.
     At our annual meeting of stockholders held on July 28, 2009, our stockholders approved the issuance upon conversion of the senior notes and exercise of the related financing warrants.
     Our stockholders also approved an amendment to our second amended and restated certificate of incorporation to effect a reverse stock split at one of three reverse split ratios, 1-for-10, 1-for-15 or 1-for-20, as may be selected by our board of directors. Our board of directors has not determined to effect a reverse stock split at this time, but reserves the right to do so in accordance with the terms of the proposal approved by our stockholders. While we do not currently plan to implement a reverse stock split during the reduced exercise price window, the number of shares of common stock issuable upon exercise of each IPO warrant would be correspondingly decreased and the otherwise then applicable exercise price of the IPO warrants per share of common stock would be increased to reflect the reverse stock split. For example, if we effect a 1-for-10 reverse stock split when each warrant was otherwise exercisable for one share of common stock at an exercise price of $6.00 per share, then following such 1-for-10 reverse stock split, a holder of ten IPO warrants could exercise those ten IPO warrants to purchase one share of stock at an aggregate exercise price of $60.
     Additionally, at the annual meeting, our stockholders approved an amendment to the 2007 Pet DRx Corporation Stock Incentive Plan to increase the number of shares of common stock reserved for issuance under the plan by 2,500,000 shares to an aggregate of 5,200,000 shares, subject to adjustment in the event the reverse stock split is implemented.
     In September 2009, we issued 30,000 shares of our common stock in connection with an agreed upon settlement regarding payment of an earn-out note.
     On August 31, 2009, our outstanding financing warrants were amended to provide that if we subsequently issue additional common stock or common stock equivalents at an effective purchase price less than the then-applicable exercise price of the financing warrants and also below the fair market value of our common stock at such time, then the exercise price of the financing warrants will be reduced to such lower price. This amendment adds a second trigger for full anti-dilution protection if we subsequently issue additional common stock or common stock equivalents at a price below $0.10 per share. The second trigger requires that, in addition to a price below $0.10 per share, such issuance must also include be at an effective purchase price below then-current fair market value.
     On September 15, 2009, we received notification from the NASDAQ Listings Qualifications Department indicating that for the last 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share required for continued inclusion on NASDAQ as set forth in NASDAQ Marketplace Rule 5550(a)(2). See “Risk Factors—Risks Related to our Common Stock— We may not be able to maintain compliance with NASDAQ’s continued listing requirements” on page 7.
INFORMATION ABOUT PET DRX
Company Overview
     Pet DRx Corporation is a provider of primary and specialty veterinary care services to companion animals through a network of veterinary hospitals. As of June 30, 2009, we owned and operated twenty-three veterinary hospitals located in northern and southern California.
     Our hospitals offer a full range of general medical treatment for companion animals, including (i) preventative care, such as vaccinations, examinations, spaying/neutering, and dental care, and (ii) a broad range of specialized diagnostic and medical services, such as x-ray, ultra-sound, internal medicine, surgery, cardiology, ophthalmology, dermatology, oncology, neurology and other services. Our hospitals also sell pharmaceutical products, pet food and pet supplies.
     We intend to grow and enhance our profitability by expanding same-store revenue and capitalizing on economies of scale and cost reduction efficiencies and by acquiring established veterinary practices in select regions throughout the United States.
Operating Segment
     As of December 31, 2008, we had a single operating and reporting segment, animal hospitals. Our objective is to become a preferred provider of high quality pet care by offering a broad array of pet care services under one brand.
Company History
     We were incorporated in Delaware on June 10, 2005 as Echo Healthcare Acquisition Corp. (“Echo”), a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination one or more domestic or international operating businesses in the healthcare industry. A registration statement for our initial public offering was declared effective on or about March 17, 2006. On March 22, 2006, we consummated our initial public offering of 6,250,000 units. On March 27, 2006, we consummated the closing of an additional 937,500 units that were subject to the underwriters’ over-allotment option. Each unit consists of one share of common stock, par value $0.0001 per share, and one warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $6.00 per share. Our common stock and warrants began trading separately on June 6, 2006.
     Concurrently with the closing of our initial public offering, certain of our initial stockholders and directors purchased an aggregate of 458,333 founding director warrants in a private placement transaction (the “private placement”) at an offering price of $1.20 per founding director warrant, generating gross proceeds to us of $550,000, which was deposited in our trust account along with net proceeds from the initial public offering. The founding director warrants entitle the holders to purchase, when exercised, one share of our common stock, at $6.00 per share. The founding director warrants were sold to accredited investors in a private placement transaction under exemptions provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.
     Our gross proceeds from the sale of our units, together with the proceeds of the private placement concurrent with our initial public offering, were approximately $58,050,000. Of this amount, $54,947,000 was deposited in trust. Approximately $233,000 of the remaining proceeds were available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.
     On September 11, 2006, we entered into a merger agreement with PVGI (f/k/a XLNT Veterinary Care, Inc.) which merger agreement was subsequently amended and restated on February 16, 2007 and on October 23,

2007 (as so amended and restated, the “Merger Agreement”). On January 4, 2008, we closed the merger transaction pursuant to the Merger Agreement, pursuant to which a wholly-owned subsidiary of ours merged with and into PVGI (the “Merger”). In connection with the Merger, we changed our name from Echo to Pet DRx Corporation.
     Upon the closing of the Merger on January 4, 2008, we issued 16,214,267 shares of common stock (of which 1,589,872 shares were placed in escrow to satisfy any indemnification claims that may be asserted by us under the Merger Agreement for the benefit of the former holders of capital stock of PVGI, based on an exchange ratio, calculated pursuant to the Merger Agreement, of 0.7710 of a share of our common stock for each share of PVGI common stock issued and outstanding immediately prior to the effective time of the Merger. All of the escrow shares were subsequently released to the former holders of capital stock of PVGI in accordance with terms of the Merger Agreement.
     Holders of 1,361,573 shares of common stock elected to convert their common stock at the effective time of the Merger into their pro rata portion of the trust account established at the time of our initial public offering, at a conversion price of $8.10 per share of common stock. Cash in the amount of approximately $11 million was paid to converting stockholders.
     On January 21, 2009, we entered into a securities purchase agreement with the investors identified on the schedules thereto, pursuant to which we issued and sold in a private placement an aggregate of $6,500,000 in principal amount of the senior notes together with the related financing warrants to purchase up to 15,000,000 shares of our common stock at an exercise price of $0.10 per share.
     The private placement of the senior notes and related financing warrants was completed in three separate closings occurring on January 21, 2009, February 4, 2009, and March 27, 2009. Pursuant to the terms of the securities purchase agreement, we were required to obtain stockholder approval prior to the issuance of our common stock upon conversion of the senior notes or exercise of the financing warrants. Our stockholders voted to approve the issuance of the common stock underlying the senior notes and the financing warrants on July 28, 2009 at the annual meeting of our stockholders.
Business Strategy
     Our objective is to deliver a broad scope of high-quality services to our customers through a “hub and spoke” network of veterinary hospitals within select local markets. Specifically, we offer, through specialty and emergency hospitals which we refer to as “hubs”, a wide range of medical, diagnostic and specialty-medical services and use the traditional smaller general practices as “spokes” to feed to the “hub” units patients requiring more specialized services than a general practice is equipped to provide. We pursue the following strategies to achieve our objectives:
•	recruit and retain top veterinary professionals;

•	provide high quality veterinary care to our customers;

•	pursue acquisitions of additional veterinary hospitals, with a focus on continuing to develop “hub and spoke” networks that will improve customer service;

•	increase veterinary hospital visits through advertising, market positioning, consumer education, wellness programs and branding;

•	increase veterinary hospital margins through same-store revenue growth and cost savings realized through consolidated purchasing arrangements for high volume items such as food and medical supplies and generally lower costs through economies of scale;

•	increase veterinary hospital productivity through professional development and training, integration of performance data collection systems, application of productivity standards to previously under-managed operations and removal of administrative burdens from veterinary professionals; and

•	capture valuation arbitrage differentials between individual practice value and larger consolidated enterprise value.

USE OF PROCEEDS
     We do not know whether or when any of our outstanding IPO warrants may be exercised. Pursuant to an amendment to the IPO warrants, effective ______, 2009, the IPO warrants are exercisable at $______ per share at any time on or before the completion of the reduced exercise price window. If all of the IPO warrants are exercised during the reduced exercise price window, we will receive proceeds of approximately $______ before deducting expenses estimated at $125,000. If none of the outstanding IPO warrants are exercised during the reduced exercise price window, we will not receive any proceeds. The IPO warrants expire on March 17, 2010, or earlier upon redemption.
     There is no minimum number of IPO warrants that must be exercised during the reduced exercise price window. We intend to retain the proceeds from any warrant exercises during the reduced exercise price window regardless of how many warrants are exercised. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants.
     If we receive any proceeds from the exercise of warrants, we will use the proceeds as business conditions require in the following possible application: working capital and general corporate purposes; capital expenditures and acquisitions or investments in complementary businesses.
     The amounts we actually spend for any of these purposes will vary significantly depending upon the timing and amount of proceeds received, if any, and the cash that we generate from operations. We cannot specify with certainty at this time the application of the net proceeds. Accordingly, our management will have broad discretion in applying any net proceeds received from the exercise of the warrants.
DETERMINATION OF OFFERING PRICE
     The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the public warrants. The exercise price of the public warrants is $6.00 per share, subject to temporary modification pursuant to an amendment to the warrants, and was determined at the time of our initial public offering. Given that the exercise price of the warrants is currently above the market price of our common stock, the warrants will expire in less than seven months from the date of this prospectus and we desire to obtain funding through their exercise, the Company approved and adopted an amendment to the warrants to lower the exercise price to $______ per share.
DESCRIPTION OF CAPITAL STOCK
     The following description of the material terms of our capital stock and warrants includes a summary of specified provisions of the warrants and our second amended and restated certificate of incorporation and amended and restated bylaws. This description is subject to the relevant provisions of the Delaware General Corporation Law and is qualified by reference to our second amended and restated certificate of incorporation and amended and restated bylaws, which are exhibits to the registration statement of which this prospectus is a part.
General
     Our authorized capital stock consists of 100,000,000 shares of all classes of capital stock, of which 90,000,000 are shares of common stock, par value, $0.0001 per share, and 10,000,000 are shares of preferred stock, par value of $0.0001 per share.
Common Stock
     The holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to the shares of preferred stock, the holders of the shares of common stock are entitled to receive dividends if and when declared by the board of directors. Subject to the prior rights of the holders, if any, of the preferred shares, the holders of shares of common stock are entitled to share ratably in any distribution of our assets upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

     Under the terms of our initial public offering, the 1,562,500 shares owned by the founding stockholders were placed into an escrow account maintained by Corporate Stock Transfer, Inc., acting as escrow agent. The first half of these shares became due to be released from escrow on March 17, 2009. The 781,250 remaining shares will be released from escrow when the last sale price of our common stock equals or exceeds $11.50 per share for any 20 trading days within any 30 trading day period.
     The foregoing restrictions are subject to certain limited exceptions such as transfers to family members and trusts for estate planning purposes, upon death of an escrow depositor, transfers to an estate or beneficiaries, or other specified transfers. Even if transferred under these circumstances, the shares will remain in the escrow account. The shares will be released from escrow prior to the above date only if we consummate a transaction in which all of the stockholders of the combined entity have the right to exchange their shares of common stock for cash, securities or other property. If the price of our common stock fails to reach the trigger price for the required number of trading days described above, the 781,250 shares subject to this condition will remain in escrow until a transaction is consummated in which all stockholders of the combined entity have the right to exchange their common stock for cash, securities or other property, or until we cease operations.
     The shares placed in escrow are subject to performance and market conditions, as defined in the agreement, the attainment of which cannot be assured, are considered contingent shares. As a result, these shares are not included in the income (loss) per common share calculations. The agreement provides that the shares are to be released to the initial stockholders (all of whom were an officer and/or director or are a related party to an officer and director at the time of our initial public offering, and some of whom remain such) upon meeting certain performance and market conditions. Accordingly, we may be required to recognize a charge based on the fair value of the shares at the time the shares are released from escrow. The amount of such charge could be equal to the number of shares times the market value at such date. Based on the target price of $11.50, such charge would be approximately $8,984,000.
Preferred Stock
     Shares of preferred stock may be issued from time to time in one or more series, and the board of directors, without approval of the stockholders, is authorized to designate series of preferred stock and to fix the rights, privileges, restrictions and conditions to be attached to each such series of shares of preferred stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of common stock.
     As of the date of this document, there are no outstanding shares of preferred stock of any series.
Unissued Shares of Capital Stock
     Common Stock. As of August 31, 2009, and without giving effect to outstanding options, warrants, and convertible notes, there were approximately 23,690,460 shares of common stock outstanding. In addition, we have reserved approximately 1,361,574 shares of common stock for issuance in connection with outstanding options, warrants, and convertible notes. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.
     Preferred Stock. Our second amended and restated certificate of incorporation grants the board of directors the authority, without any further vote or action by stockholders, to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights of the shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.
Underwriters Purchase Option
     Morgan Joseph & Co. Inc. and Roth Capital Partners, LLC, underwriters in our initial public offering, acquired an option to purchase up to 312,500 units (each unit consisting of one share of our common stock and one warrant to acquire one share of our common stock) at $10.00 per unit. The option to acquire these units is exercisable commencing on the consummation of a business combination, which occurred on January 4, 2008, and expires March 17, 2011.
IPO Warrants
     7,645,833 IPO warrants to purchase our common stock are currently outstanding. The IPO warrants entitle the registered holder to purchase one share of our common stock at a price of $6.00 per share, each subject to adjustment as discussed below.
     The IPO warrants will expire at 5:00 p.m., New York City time, on March 17, 2010. We may call the IPO warrants for redemption:
•	in whole and not in part;

•	at a price of $.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption; and

•	if, and only if, the last sale price of the common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.
     The public warrants have been issued in registered form under a warrant agreement between us and Corporate Stock Transfer, Inc., as warrant agent.
     The exercise price and number of shares of common stock issuable on exercise of the IPO warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, or consolidation of the Company. In our sole discretion, we may lower the exercise price at any time prior to the expiration date, provided that any such reduction shall be identical in percentage terms among all of the IPO warrants.
     The IPO warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by cash, certified check or good bank draft payable to us, for the number of warrants being exercised. The IPO warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive common stock. After the issuance of shares of common stock upon exercise of the IPO warrants, each holder will be entitled to one vote for each share of common stock held of record on all matters to be voted on by stockholders.
     The IPO warrants may be deprived of any value, and the market for the IPO warrants may be limited, if the prospectus relating to the common stock issuable upon the exercise of the IPO warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the IPO warrants reside. No fractional shares will be issued upon exercise of the IPO warrants. However, if an IPO warrant holder exercises his IPO warrants and such holder would be entitled to a fractional share of common stock, we shall issue to the IPO warrant holder a whole share of common stock in lieu of the issuance of any fractional share which is otherwise issuable to the IPO warrant holder.
Board of Directors
     Our second amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors will be fixed and increased or decreased from time to time by resolution of the board of directors. Directors will be elected at each annual meeting of stockholders. Each director elected will serve until the next succeeding annual meeting of stockholders and until his successor is elected and qualified. Our amended and restated bylaws provide that any of the directors may be removed for cause by vote of a majority of the entire board. Any or all of the directors may be removed for cause or without cause by the affirmative vote of the holders of a majority of the outstanding shares of each class of voting stock voting as a class. Vacancies in the board of directors, including a vacancy created by increasing the size of the board, may be filled by a majority of directors then in office. No decrease in the number of directors will shorten the term of any incumbent director.
     The voting agreement executed in connection with our acquisition of PVGI provides that our board of directors shall consist of nine individuals, which shall include one designee named by Galen, four designees named by the representatives of former stockholders of PVGI, and four designees named by Echo’s stockholders designated pursuant to the merger agreement (the “Founding Stockholders”) (one of whom shall be Gene E. Burleson, who shall serve as the non-executive Chairman of the Pet DRx Board; provided that if Mr. Burleson is unavailable for such service, the Founding Stockholders shall have the right to designate another individual to serve in such capacity). The Founding Stockholders, the representatives of former stockholders of PVGI and Galen will be entitled to name such designees until the annual meeting of stockholders following the third anniversary of the closing of the merger. The foregoing description is qualified by reference to the Board Voting Agreement filed as an exhibit to our Form 8-K filed on January 10, 2008.
     On January 21, 2009, we entered into a purchase agreement with the lead investors and certain other accredited investors, pursuant to which we agreed to issue and sell in a private placement an aggregate of up to $6,500,000 in original principal amount of our senior notes and related financing warrants to purchase up to 15,000,000 shares of our common stock. In connection with the sale of the senior notes and the related financing warrants, we granted Galen the right to appoint one board observer to attend meetings of our board of directors for so long as Galen and its affiliates hold at least $500,000 principal amount of senior notes. We agreed to pay the Galen observer an advisory fee equal to 50% of the highest number of equity awards granted to any individual non-employee director as compensation.
Limitation of Liability and Indemnification of Directors
     Our second amended and restated certificate of incorporation provides that no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law, and except for liability for the following:
•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
     The principal effect of this limitation on liability provision is that a stockholder will be unable to recover monetary damages against a director for breach of fiduciary duty unless the stockholder can demonstrate that one of the exceptions listed above or in the Delaware General Corporation Law applies. This provision, however, will not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Company’s second amended and restated certificate of incorporation will not eliminate its directors’ fiduciary duties. The inclusion of this provision in the second amended and restated certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of his or her fiduciary duties.
     The Delaware General Corporation Law provides that a corporation may indemnify any person who is made or threatened to be made party to litigation or other proceedings because of their position as that corporation’s director, officer, employee or agent or person serving at their request, against judgments, fines, amounts paid in settlement and expenses, including attorneys’ fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of an action brought by or in the right of the corporation, except that indemnification in such a case may only extend to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions. In such case, the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.
     The second amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Under these provisions and subject to the Delaware General Corporation Law, we will be required to indemnify any director or officer for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of that person’s position with us or another entity of which that person serves as a director, officer, employee or agent at our request, subject to various conditions, and to advance funds to our directors and officers before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in a manner that the person reasonably believed to be in and not opposed to the best interest of the Company. The amended and restated bylaws also specifically authorize us to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at our request as a director, officer, employee or agent of another entity, against certain liabilities.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
     On August 13, 2009, we entered into an indemnification agreement with each member of the board of directors and each of our officers. Under the indemnification agreement, we agreed to hold harmless and indemnify each indemnitee thereunder from any claims to the fullest extent permitted by Delaware General Corporation Law and public policy of the State of Delaware, as such may be amended from time to time, subject to the terms, conditions and limitations set forth in the indemnification agreement.
Quotation or Listing
     Our outstanding common stock, public warrants and units currently are quoted on the Nasdaq Capital Market under the symbols “VETS,” “VETSW” and “VETSU,” respectively.
     On September 15, 2009, we received notification from the NASDAQ Listings Qualifications Department indicating that for the last 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share required for continued inclusion on NASDAQ as set forth in NASDAQ Marketplace Rule 5550(a)(2). See “Risk Factors—Risks Related to our Common Stock— We may not be able to maintain compliance with NASDAQ’s continued listing requirements” on page 7.
Transfer Agent and Warrant Agent
     The transfer agent, registrar and warrant agent for the IPO warrants is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive, South, Suite 430, Denver, Colorado 80209

PLAN OF DISTRIBUTION
     Pursuant to the terms of the IPO warrants, we will issue shares of our common stock to those warrant holders who surrender the certificates representing the IPO warrants and provide payment of the exercise price through their brokers to our warrant agent, Corporate Stock Transfer, Inc. Pursuant to an amendment to the IPO warrants, effective ______, 2009, the warrants will be exercisable at $______ per share of common stock at any time on or before the conclusion of the reduced exercise price window. At the conclusion of the reduced exercise price window, the exercise price for the IPO warrants will return to $6.00 per share. We do not know if or when the IPO warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.
LEGAL MATTERS
     The validity of the shares of common stock offered by this prospectus has been passed upon for us by Bryan Cave LLP.
EXPERTS
     The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by SingerLewak LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     In order to exercise your warrants at the reduced exercise price of $______ per share of common stock, you must exercise your warrants by 5:00 p.m., Denver time, on ______, 2009. Contact your bank or broker to exercise warrants held through your bank or broker.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The expenses in connection with the issuance and distribution of the securities being registered shall be borne by the Registrant and are estimated as follows:

SEC Filing Fee	$154
Legal Fees and Expenses	80,000
Accounting Fees and Expenses	5,000
Transfer and Warrant Agent Fees and Expenses	15,000
Printing and Mailing Expenses	1,500
Miscellaneous	13,346

Total	$115,000
Item 15. Indemnification of Directors and Officers
     Article Sixth of our second amended and restated certificate of incorporation provides as follows:
     SIXTH: A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.
     B. The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.
     Section 145 of the Delaware General Corporation Law provides as follows:
     “Section 145. Indemnification of officers, directors, employees and agents; insurance.
     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
     (e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the second amended and restated certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
     (h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
     (i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     Pursuant to the Underwriting Agreement, incorporated herein by reference, we have agreed to indemnify the underwriters, who are a party to the Underwriting Agreement by and between the Company and the underwriters listed on the signature pages thereof and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 16. Exhibits

Exhibit
Number	Description
1.1	Form of Underwriting Agreement by and between the Registrant and Morgan Joseph & Co. Inc. (Incorporated by reference to Exhibit 1.1 of the Registrant’s Registration Statement on Form S-1, File No. 333-126650, as amended, filed on March 3, 2006.)

3.1	Second Amended and Restated Certificate of Incorporation of Pet DRx Corporation. (Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on January 10, 2008.)

3.2	Amended and Restated By-laws of Pet DRx Corporation. (Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on January 10, 2008.)

4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K, as amended, filed on January 10, 2008.)

4.2	Specimen Warrant Certificate (Incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K, as amended, filed on January 10, 2008.)

4.3	Form of Warrant Agent Agreement by and between Corporate Stock Transfer, Inc. and the Registrant. (Incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1, File No. 333-126650, as amended, filed on February 2, 2006.)

4.4	Warrant Clarification Agreement by and between the Registrant and Corporate Stock Transfer, Inc. (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 10-Q filed on March 20, 2007.)

4.5	Form of letter to Corporate Stock Transfer, Inc. regarding temporary reduction of warrant price*

5.1	Opinion of Bryan Cave LLP*

23.1	Consent of SingerLewak LLP*

23.2	Consent of Bryan Cave LLP* (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page of the initial filing of this the Registrant’s Registration Statement on Form S-3 on September 4, 2009.)**

*	Filed or furnished herewith

**	Previously filed

Item 17. Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(iv)	Provided however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant hereby undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in this city of Brentwood, state of Tennessee, on October 7, 2009.

Pet DRx Corporation
By:	/s/ Gene E. Burleson
Gene E. Burleson
Chief Executive Officer and Chairman

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

* Gene E. Burleson	Chief Executive Officer and Chairman	October 7, 2009
(principal executive officer)

*		October 7, 2009
Richard Johnston	Director

*		October 7, 2009
Joel Kanter	Director

*		October 7, 2009
Richard O. Martin	Director

*		October 7, 2009
J. David Reed	Director

*		October 7, 2009
Zubeen Shroff	Director

*		October 7, 2009
Harry L. Zimmerman	Executive Vice President and Chief Financial Officer
(principal financial officer)

*		October 7, 2009
Kyle Morse	Vice President, Corporate Controller and Chief Accounting Officer (principal accounting officer)

*By:	/s/ George A. Villasana
George A. Villasana
As Attorney-in-fact

Exhibits

Exhibit
Number	Description
1.1	Form of Underwriting Agreement by and between the Registrant and Morgan Joseph & Co. Inc. (Incorporated by reference to Exhibit 1.1 of the Registrant’s Registration Statement on Form S-1, File No. 333-126650, as amended, filed on March 3, 2006.)

3.1	Second Amended and Restated Certificate of Incorporation of Pet DRx Corporation. (Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on January 10, 2008.)

3.2	Amended and Restated By-laws of Pet DRx Corporation. (Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on January 10, 2008.)

4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K, as amended, filed on January 10, 2008.)

4.2	Specimen Warrant Certificate (Incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K, as amended, filed on January 10, 2008.)

4.3	Form of Warrant Agent Agreement by and between Corporate Stock Transfer, Inc. and the Registrant. (Incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1, File No. 333-126650, as amended, filed on February 2, 2006.)

4.4	Warrant Clarification Agreement by and between the Registrant and Corporate Stock Transfer, Inc. (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 10-Q filed on March 20, 2007.)

4.5	Form of letter to Corporate Stock Transfer, Inc. regarding temporary reduction of warrant price*

5.1	Opinion of Bryan Cave LLP*

23.1	Consent of SingerLewak LLP*

23.2	Consent of Bryan Cave LLP* (to be included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page of the initial filing of this Registration Statement on Form S-3, filed on September 4, 2009.)**

*	Filed or furnished herewith

**	Previously filed